T 604.682.3701 Suite 400, 455 Granville Street info@coralgold.com
F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

June 18, 2008	Trading Symbols: TSX Venture – CLH
US;OTC.BB – CLHRF
Berlin and Frankfurt – GV8

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that Lisa Sharp, CGA, has joined the Company as Chief Financial Officer. Ms. Sharp is a member of the Certified General Accountant’s Association. She has more than 15 years of management and accounting experience in both the private and public sectors. Ms. Sharp’s experience encompasses financial and regulatory compliance, private placement financings and U.S. filings. Most recently Ms. Sharp has been the Chief Financial Officer of a technology company listed on the TSX Venture Exchange.

ON BEHALF OF THE BOARD

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release